John Hancock Funds II

601 Congress Street

Boston, MA  02210

October 2, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Brion Thompson

Re:          John Hancock Funds II (the “Trust”)

File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

This letter is in response to comments received via telephone on September 3, 2009 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 26 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on July 20, 2009 (accession no. 0000950123-09-023594).  The purpose of the Amendment is to register two new series of the Trust: John Hancock Global High Yield Fund (the “Global Fund”) and John Hancock Multi Sector Bond Fund (the “Bond Fund”) (each a “Fund”).  Set forth below is a summary of each comment followed by our response.

Comment 1 – The Global Fund’s “Goal and strategy” section states that at least 80% of net assets will be invested in certain high yield bonds.  Please confirm that emerging markets bonds are included in the 80% investment policy.

Response to Comment 1 – We confirm that emerging markets bonds are included in the Global Fund’s 80% investment policy.  The first paragraph of the “Goal and strategy” section includes the following statement in this regard: “The high yield bonds in which the fund invests will consist of both high yield and emerging markets fixed income securities . . . .”

Comment 2 – Because the Global Fund has the word “global” in its name, please describe how the Fund’s investments will be diversified among different countries.

Response to Comment 2 – We note that, with respect to emerging markets debt, the Global Fund’s “Goal and strategy” section states that: “with respect to emerging markets, it is anticipated that the fund will focus most of its investments in Asia, Africa, the Middle East, Latin America and the developing countries of Europe.”  The following statement will be added to the “Goal and strategy” section:

The fund also may invest in a number of countries deemed by the subadviser to be developed markets.

Comment 3 – Enhance the “interest rate risk” disclosure in the Global Fund’s “Main risks” section to discuss the inverse relationship between bond prices and interest rates.

Response to Comment 3 – This disclosure will be enhanced to add the following:

When interest rates decline, the market value of the fixed-income securities generally can be expected to rise.  Conversely, when interest rates rise, the market value of fixed-income securities generally can be expected to decline.

Comment 4 – In the “Main risks” section of each Fund’s prospectuses, there is a statement regarding “loan participations risk.”  If each Fund is to engage in participations and assignments of this kind, please provide a description thereof in the “Goal and strategy” sections.

Response to Comment 4 – The following statement will be added to the “Goal and strategy” section of each prospectus:

The fund may invest in fixed- and floating-rate loans, which investments generally will be in the form of loan participations and assignments of portions of such loans.  While some loans are collateralized and senior to an issuer's other debt securities, other loans may be unsecured and/or subordinated to other securities.  If the fund purchases a loan participation, it may only be able to enforce its rights through the lender, and may assume the credit risk of the lender in addition to the borrower.  Some bank loans may be illiquid.

Comment 5 – In the “Shareholder Transaction Expenses” table in each Fund’s prospectuses, please add a line item entitled “Redemptions” and move the current footnote #1 from the table heading to the new line item.

Response to Comment 5 – We note that Instruction 2(b) of Item 3 of Form N-1A states, in pertinent part, that a “‘Redemption Fee’ includes a charge for any redemption of the Fund’s shares.”  As disclosed in the Funds’ prospectuses, a $4.00 fee is imposed only on redemptions the proceeds of which are to be sent to the shareholder by wire transfer, but not other types of redemptions (e.g., by mailing a check to the shareholder).  As this fee is imposed only on certain redemptions (i.e., by wire), and not “any redemption” of a Fund’s shares, we believe that our disclosure in this regard is responsive to this Form Instruction.

Comment 6 – In the biographical profiles of the Global Fund’s portfolio managers, it states that each manager “joined the fund team in 2009.”  Please state that this means that each manager has been with the fund since its inception.

Response to Comment 6 – The requested change will be made.

Comment 7 – The items in the “Investment Objectives and Strategies, Risks and Performance” sections of the Global Fund and Bond Fund Class 1 and Class NAV prospectuses are organized differently than the prospectuses for other classes and are not in the order prescribed by Form N-1A.  Please revise these prospectuses accordingly.  Additionally, in the first “Principal Risks of Investing” section of these prospectuses, please provide a summary narrative of the risks instead of just a bullet point list.

Response to Comment 7 – Class 1 shares are sold only to certain exempt John Hancock Life Insurance separate accounts that fund exempt group annuity contracts issued to qualified retirement plans.  Class NAV shares are sold only to funds of funds advised by John Hancock and to certain institutional investors. The information in the Class 1 and Class NAV prospectuses of each Fund will eventually be incorporated into the Trust’s combined Class 1 and Class NAV prospectuses, each of which contains more than ninety investment portfolios and has a similar format.

The disclosure immediately following the heading “Investment Objectives and Strategies, Risks and Performance” in the Class 1 and Class NAV prospectuses provides readers with general information regarding the layout and contents of the prospectus and acts as a companion to the table of contents.  This information is generic in nature and is intended to help the average investor navigate the prospectus more effectively.  The risk/return summary required in response to Items 2 and 3 of Form N-1A is not preceded by detailed information responsive to any other Items of the Form other than the cover page and table of contents.  We believe that disclosure in this format, which is common industry practice and has been the consistent practice of John Hancock funds’ Class 1 and Class NAV prospectuses, has been helpful to the average investor and that inclusion of such information in no way detracts from the information in the risk/return summary of the fund.

With respect to the second part of the comment relating to the “Principal Risks of Investing” section, the presentation of the principal risks in this manner tracks the presentation of principal risks in the Trust’s other prospectuses.  Narrative descriptions of each principal risk listed are included following the Fund’s risk/return summary.  The Trust has adopted this layout because it allows the average investor to readily identify what principal risks should apply to a particular fund and permits the Trust to include better descriptions of each identified risk than would be the case if narrative descriptions appeared in each fund’s risk/return summary.  Presentation of principal risks in this manner also assists an average investor in comparing and contrasting the principal characteristics of the Fund against each other fund offered by the Trust.  Although this format is particularly helpful in the context of a multiple fund prospectus, like that into which these Funds’ prospectuses will eventually be incorporated, the Trust believes that preserving this format for all funds will assist investors with side-by-side comparisons of its funds even if appearing in separate prospectuses.

Comment 8 – On page 1 of the Funds’ Class 1 prospectuses, please clarify the meaning of the word “fund” as used in the prospectus.

Response to Comment 8 – This will be clarified to indicate that the prospectus applies to the Global Fund or the Bond Fund, as applicable.

Comment 9 – In the Annual Expense table of each Fund’s prospectuses, if the “Total Operating Expenses” and “Net Operating Expenses” are the same please delete one of these items.

Response to Comment 9 – As noted above in our response to Comment 7, the information in the Class 1 prospectus for each Fund will eventually be incorporated into the Trust’s combined prospectuses, which contain more than ninety investment portfolios and have similar formats.  Accordingly, the formatting of this table accommodates those series of the Trust that have contractual expense limitations, as well as those series, such as the Funds, that do not.

Comment 10 – In the Global Fund’s Class 1 prospectus under the “Distribution and service (12b-1) fees” section, please add the statement that these fees will increase the cost of a shareholder’s investment, as per Item 7(b)(2) of Form N-1A.

Response to Comment 10 – The requested change will be made.

Comment 11 – Under the “Fund Details/Business Structure” section of the Global Fund’s Class 1 prospectus, please replace the word “funds” with “fund.”

Response to Comment 11 – The requested change will be made.

Comment 12 – Use the “Past Performance” disclosure on page 5 of the Global Fund’s Class NAV prospectus in the prospectuses for the Fund’s other classes and in the Bond Fund’s prospectuses.

Response to Comment 12 – The requested change will be made.

Comment 13 – In the “Goal and strategy” section of the Bond Fund prospectus, it states that the Fund will invest at least 80% of its assets in bonds and “related investments.”  Please explain if “related investments” are the economic equivalent of bonds.

Response to Comment 13 – The following explanation will be added immediately following the statement of the Bond Fund’s 80% policy:

Related investments include derivatives (total return swaps, interest rate swaps, credit default swaps, credit default swap indices and futures), bank loans, and credit-linked notes.  Related investments may be used for hedging purposes or as a substitute for investing in bonds.

Comment 14 – The Funds’ Statement of Additional Information provides a description of investments in loan participations and assignments on page 20.  Please clarify how borrowers and lenders in loan participation transactions are characterized for purposes of the Funds’ concentration policy.

Response to Comment 14 – If a Fund invests in a loan participation or assignment and is only able to enforce its rights through the lender (thus assuming the credit risk of the lender in addition to that of the borrower), it will consider the industries of both the borrower and the lender in the transaction for purposes of the fundamental investment restriction that it will not concentrate its investments in a particular industry.

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Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-          Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to Amendment; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary